Mail Stop 3561

                              March 31, 2006


Mr. Mark J. Miller
Chief Executive Officer
USN Corporation
2121 Avenue of the Stars
Suite 2910
Los Anbeles, CA 90067

      Re:	USN Corporation
      Form 10-KSB for the Fiscal Year Ended March 31, 2005
      Filed August 11, 2005
      Form 10-QSB for the Quarterly Period Ended December 31, 2005 File No. 0-21119

Dear Mr. Miller:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related discourses and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Fiscal Year Ended March 31, 2005

Management`s Discussion and Analysis or Plan of Operation, page 10

Operations, page 11

1. In future filings, please revise the discussion of your results of operations to indicate whether the changes represent trends expected to continue into the future. Also discuss any other known trends, demands, commitments, events or uncertainties that will, or are reasonably likely to have a material effect on financial condition and/or operating performance. Furthermore, discuss any key performance indicators that are used to manage the business and would be material to investors. Refer to SEC Release No. 33-8350 and Item
303(b) of Regulation S-B.

Financial Statements, page 15

Independent Auditor`s Report, page 17

2. We note that Frankel, Lodgen, Lacher, Golditch, Sardi & Howard LLP is not registered with the Public Company Accounting Oversight Board
(PCAOB.) Please tell us why your financial statements as of March 31, 2004 and the period then ended are not required to be audited by an accounting firm that is registered with the PCAOB.

Consolidated Balance Sheet, page 18

3. Please tell us your basis in GAAP for classifying restricted cash as a current asset.

Consolidated Statements of Stockholders` Deficit, page 20

4. Please tell us about the original issuance of notes payable and their conversion into 2,062,320 shares of common stock. In doing so, please confirm to us that the notes were issued by USN for cash prior to the reverse acquisition. In addition, tell us:

* When the notes were issued and their principal amounts;

* How you recorded the original issuance of the notes;

* The terms of the notes, including their payment terms, interest rates and conversion terms; and

* The fair value of your common stock on the date of issuance of the notes and how you determined the fair value.

5. Please tell us how your determined the fair value of common stock issued to officers for notes receivable and common stock issued for services. Please also tell us when you recognize the value of services received in share-based payment transactions.

Summary of Significant Accounting Policies, page 23

6. Please disclose in future filings the types of expenses that you include in the cost of sales line item, the selling and distribution line item and the general and administrative line item. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of sales. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please provide cautionary disclosure in Management`s Discussion and
Analysis or Plan of Operations that your gross margins may not be comparable to others, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling and distribution or general and administrative expense. To the extent the excluded costs are material to your operating results, please quantify the excluded amounts.

7.  Note Payable and Long-Term Debt, page 29

7. It appears that the convertible notes were in-the-money on their issuance dates and contained beneficial conversion features. Please tell us whether or not you recognized the embedded conversion features. If so, please tell us how you measured and recorded the beneficial conversion features. If not, please tell us why the convertible notes do not contain beneficial conversion features or why you do not believe that the beneficial conversion features should be recognized, citing the relevant accounting guidance. Please also tell us the fair value of your common stock on the issuance dates of the notes and how you determined the fair values. Refer to EITF 98-5 and EITF 00-27.

Form 10-QSB for the Quarterly Period Ended December 31, 2005

Financial Statements, page 1

Condensed Consolidated Statements of Cash Flows, page 3

8. In future filings, please disclose your non-cash investing and financing activities. For example, we would expect that the shares issued for the purchase of Alton Limited to be disclosed as a non-cash investing activity. Refer to paragraph 32 of SFAS 95.

Notes to Condensed Consolidated Financial Statements, page 6

2.  Background; Corporate Structure, page 6

Acquisition of Altron, page 9

9. Please tell us how you accounted for the acquisition of Alton Limited. In doing so, tell us the purchase price, the value assigned to the shares of common stock issued and the basis for determining that value, the amounts assigned to assets acquired and liabilities assumed, including amounts allocated to intangible assets and goodwill, if any, and how you determined the amounts assigned. In future filings, please also disclose the information required by paragraphs 51(c) and (d) and paragraphs 58(b) and (c) of SFAS 141 when applicable. To help us understand your accounting, you may want to provide journal entries and reconciliations to the amounts presented in your financial statements for this acquisition. In addition, please tell us who the stock subscription receivable is due from and whether issuance of the securities results in a minority interest.

10. We note that you have not filed the financial statements of Altron Limited and pro forma financial information required by Rules
3-10(c) and (d) of Regulation S-B. Please provide us with your significance tests to support your conclusion that this information was not required to be filed.

Sale of Retail Stores to LGS Holdings, page 9

11. Please tell us in detail how you accounted for the disposal of your retail stores to LGS Holdings and the basis in GAAP for your accounting treatment citing relevant authoritative literature. In doing so, tell us:

* How you treated the portion of your liability payable to Spotlight that was assumed by LGS;

* Whether the portion of your liability payable to Spotlight that you agreed to pay is included in the liabilities transferred to LGS in the table on page 10;

* How you determined the value of the shares issued to LGS;

* Why you did not recognize a gain or loss on the transaction;

* Why the loss from the transfer of assets and securities and assumption of liabilities pursuant to the terms of the amended agreement is treated as a capital transaction; and

* Why it is appropriate to record income from the consulting agreement.

4.  Summary of Significant Accounting Policies, page 13

Stock Option Plans, page 14

12. In future filings please disclose the assumptions used to estimate the fair value of options, including the risk-free interest rate, expected life, expected volatility and expected dividends.
Refer to SFAS 123.

11.  Deferred Compensation, page 19

13. The consideration received for stock issued through a stock option, purchase or award plan consists of cash and other assets, if any, plus services received from the employee. If stock is issued in a plan before some or all of the services are performed, part of the consideration recorded for the stock issued is unearned compensation which should be shown as a separate reduction of stockholders` equity. Please refer to paragraphs 9 and 14 of APB 25. Please tell us the amount of compensation expense recorded to stockholders` equity for the periods presented. Please also tell us your basis for recording unearned compensation related to your stock incentive plan as a liability. In addition, please tell us how you recorded compensation related to awards during the period presented. In doing so, please provide us with a schedule that includes for each award granted during the period presented, the issuance date, the number of awards issued, the fair market value at the date of the grant, the exercise price, the intrinsic value, the vesting period, the amount recorded as non-cash compensation and the unearned compensation balance.

Management`s Discussion and Analysis or Plan of Operation, page 27

Results of Operations, page 29

14. To the extent material, in future filings please quantify the effects of the acquisition of Altron Limited on your results of operations.


*      *      *      *      *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

		You may contact Yong Kim at (202) 551-3323 or William Thompson at (202) 551-3344 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.


									Sincerely,



									William Choi
									Branch Chief

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Mr. Miller
USN Corporation
March 31, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE